VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

RECEIVED

2008 JAN 15 A 7:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 January 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

08000234

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

Encls

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	26 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 NOVEMBER 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	729,068	729,068			Registered holder
Total Direct Interest		729,068			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		79,537,500			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000			$3.85	Expiring 30-Nov-07
	(2,000,000)		30-Nov-07	N/A	Expired 30-Nov-07
		0			
G W Burke	2,000,000			$4.85	Expiring 30-Nov-07
	(2,000,000)		30-Nov-07	N/A	Expired 30-Nov-07
		0			
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GR P LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	4,313,582 A Class preference shares.
3	Total consideration paid or payable for the shares	$14,363,863.23
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $3.33 date: 03 April 2007 lowest price: $3.30 date: 05 April 2007

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03 December 2007.
Company Secretary

Print name: Philip S Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 December 2007

EXTENSION OF MANAGING DIRECTOR EMPLOYMENT AGREEMENT

Village Roadshow Limited ("VRL") is pleased to announce that Mr Graham Burke, Managing Director of VRL, has today signed a two year extension of his existing employment agreement, extending it to 1 December 2012. The terms of Mr Burke's contract remain materially the same as set out in VRL's 2007 Annual Report, however the options over VRL shares granted to Mr Burke have now expired.

The Company is currently considering the terms for an issue of new options to Mr Burke. The issue of new options will be subject to VRL shareholder approval.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 December 2007

VILLAGE ROADSHOW EXTENDS CLOSING DATE FOR SAQ TAKEOVER

Village Roadshow Limited ("VRL") announced today that it has extended the closing date for its takeover offer for Sydney Attractions Group Limited ("SAQ") by one month to 14 January 2008. A copy of VRL's notice under section 650D of the Corporations Act is attached.

Following further receipt of acceptances from SAQ shareholders, and on-market acquisitions at the $6.50 per share offer price, VRL has now taken its interest in SAQ to 37.37%.

VRL Directors have decided to extend the closing date to 14 January, 2008 as they expect that, on or prior to this date, SAQ Directors will be able to provide information about paid admission numbers for SAQ's individual attractions for the 6 months ended 31 December 2007.

VRL believes that the release of this information will assist those SAQ shareholders who have not yet accepted VRL's Offer in making their decision on the offer.

The $6.50 per share offer price is VRL's last and final price under the offer and VRL can not, by law, provide further increases in the consideration under the offer.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER (EXTENSION OF OFFER PERIOD)

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

Village Roadshow Limited gives notice under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period by one month so that it ends at 5.00pm Melbourne time on 14 January 2008 (unless further extended); and

(b) the terms of the variation are as follows:

(i) replace the date '14 December 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '14 January 2008';

(ii) replace 'two months and seventeen days' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'three months and eighteen days'; and

(iii) replace the date '14 December 2007' with the date '14 January 2008' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 14 December 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 14 December 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....
Robert Kirby
Director
Village Roadshow Limited

....
Graham Burke
Director
Village Roadshow Limited

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 December 2007

VILLAGE ROADSHOW ANNOUNCES ON-MARKET BUY BACKS

The Directors of Village Roadshow Limited ("VRL") are pleased to announce that they have agreed to proceed with an on-market Buy Back of up to 10% of VRL's issued A Class Preference shares (approximately 10.9 million shares).

At today's share price of $3.10, the completed Buy Back will cost approximately $34 million. This will be funded out of VRL's existing cash reserves and undrawn credit facilities. The Buy Back will commence on 2 January, 2008

VRL Directors have further agreed to proceed with an on-market Buy Back of up to 10% of VRL's issued Ordinary shares (approximately 13.9 million shares). VRL is not permitted to buy back more than 10% of its issued Ordinary shares in any 12 month period unless shareholder approval is obtained. As VRL bought back Ordinary shares in April 2007, the new Buy Back of Ordinary shares will commence in late April, 2008.

VRL's majority shareholder, Village Roadshow Corporation Ltd, has not as yet advised VRL whether or not it will be participating in the Ordinary share Buy Back.

VRL Directors remain committed to active Capital Management, and the proposed Buy Backs support their objective to deliver Earnings per Share growth to all shareholders.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class preference shares
3	Voting rights *(eg, one for one)*	Non voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	108,950,451
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 17 December 2007

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Deutsche Securities Australia Ltd
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	10,900,000 preference shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	02 January 2008 to 31 December 2008
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 December 2007
Company Secretary

Print name: P S Leggo
== == == == ==

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

Form 281
Corporations Act 2001
257F(2)(b)

Notice of intention to carry out a share buy-back

Related forms:
280 Notification of share buy-back details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

ACN/ABN
010 672 054

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MR SIMON HULLS

ASIC registered agent number (if applicable)

Telephone number
03 9667 6520

Postal address
LEVEL 1, 500 CHAPEL STREET
SOUT YARRA VIC 3141

1 Type of share buy-back

For guidance on when a Form 281 needs to be lodged, see the BUY-BACK PROCEDURE table on page 2.

Tick the box for the type of share buy-back and provide the dates as requested.

The 10/12 limit is 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the company.

☐ **Employee share scheme buy-back** (within 10/12 limit)
Proposed date for buy-back agreement to be entered into
[D D]/[M M]/[Y Y]

☐ **Employee share scheme buy-back** (over 10/12 limit)
Proposed date for buy-back agreement to be entered into
[D D]/[M M]/[Y Y]
AND Proposed date for passing the resolution to approve the buy-back
[D D]/[M M]/[Y Y]

☒ **On-market buy-back** (within 10/12 limit)
Period of buy-back
From 02/01/08 [D D]/[M M]/[Y Y]
to 31/12/08 [D D]/[M M]/[Y Y]

☐ **On-market buy-back** (over 10/12 limit)
Period of buy-back
From [D D]/[M M]/[Y Y]
to [D D]/[M M]/[Y Y]
AND Proposed date for passing the resolution to approve the buy-back
[D D]/[M M]/[Y Y]

☐ **Equal access scheme buy-back** (within 10/12 limit)
Proposed date for buy-back agreement to be entered into
[D D]/[M M]/[Y Y]

1 Continued... Type of share buy-back

☐ **Equal access scheme buy-back** (over 10/12 limit)

Proposed date for buy-back agreement to be entered into
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

AND Proposed date for passing the resolution to approve the buy-back
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ **Selective buy-back**

Proposed date for buy-back agreement to be entered into
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

AND Proposed date for passing the resolution to approve the buy-back
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a director or secretary.

Name
PHILIP S. LEGGO

Capacity
☐ Director
☒ Secretary

Signature
[signature]

Date signed
17/12/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

BUY-BACK PROCEDURE

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme buy-back		On-market buy-back		Equal access scheme buy-back		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolutions (s257C)			YES		YES	•	YES	
Special/unanimous resolutions (s257D)								YES
Lodge offer documents with ASIC (s257E)						YES	YES	YES
14 days notice (s257F)		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made (s257G)						YES	YES	YES
Cancel shares (S257H)	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC on Form 484 (s254Y)	YES	YES	YES	YES	YES	YES	YES	YES
Lodge Form 280 with ASIC	NO	NO	YES	NO	YES	YES	YES	YES
Lodge Form 281 with ASIC	NO	YES	See Note 1	YES	See Note 1	See Note 1 & 2	See Note 1 & 2	See Note 1 & 2

NOTE 1 The company should lodge a Form 281 if it intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a Form 280) less than 14 days before the relevant date.

NOTE 2 The company should lodge a Form 281 if it lodges the documents referred to in s257E less than 14 days before the relevant date.

Relevant dates and lodgement periods

- If the buy-back agreement is conditional on the passing of a resolution — the relevant date is date the resolution is passed.
- If the buy-back is not conditional on the passing of a resolution — the relevant date is the date the agreement is entered into (s257F).
- If a resolution is to be passed by way of a circular to all members that complies with s249A, an estimated last date for signing the circular should be used.

The Form 281 must be lodged at least 14 days before the relevant date.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

18 December 2007

VILLAGE ROADSHOW SETTLES LONG RUNNING CASE

Village Roadshow Limited ("VRL") announces the settlement of litigation initiated against VRL by Orrong Strategies Pty Ltd, the company of former executive Peter Ziegler. The terms of settlement are confidential. Following the settlement VRL has eliminated the provision it has been required to carry in relation to this matter, which will have the effect of increasing VRL's 2008 profit by $3.5 million ($2.4 million after tax).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

20 December 2007

LETTER TO SAQ SHAREHOLDERS

Please refer to attached letter to be sent to SAQ Shareholders.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

20 December 2007

Dear Fellow Sydney Attractions Group ("SAQ") Shareholder

I am writing to inform you that VRL has extended the Offer Period under the takeover bid for SAQ so that it ends at 5.00 pm on **Monday 14 January 2008** (unless further extended). A copy of VRL's announcement of 14 December 2007 is attached to this letter. We note that since our announcement, SAQ management have stated that SAQ they will not release paid admission numbers prior to February and we are disappointed that they are not prepared to provide this information, which should be available to SAQ by 7 January 2008.

VRL currently holds a 38.86% interest in SAQ.

VRL's Offer gives SAQ Shareholders the alternatives of either:

(a) selling their SAQ shares at a very high premium to the level SAQ shares were trading at pre-bid and getting paid within 7 days (no broker fees); or

(b) selling part of their holding for cash now and jointly participating with VRL in the future of SAQ.

VRL urges SAQ shareholders to accept VRL's Offer, for all or part of their Shares. If you have misplaced your acceptance form, and would like another copy, please call 1800 104 758 or +61 (0)2 8268 3691.

The $6.50 price is VRL's last and final price under the offer and VRL cannot, by law, further increase the price under the offer.

Yours sincerely

John Kirby
Chairman

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 December 2007

VILLAGE ROADSHOW EXTENDS CLOSING DATE FOR SAQ TAKEOVER

Village Roadshow Limited ("VRL") announced today that it has extended the closing date for its takeover offer for Sydney Attractions Group Limited ("SAQ") by one month to 14 January 2008. A copy of VRL's notice under section 650D of the Corporations Act is attached.

Following further receipt of acceptances from SAQ shareholders, and on-market acquisitions at the $6.50 per share offer price, VRL has now taken its interest in SAQ to 37.37%.

VRL Directors have decided to extend the closing date to 14 January, 2008 as they expect that, on or prior to this date, SAQ Directors will be able to provide information about paid admission numbers for SAQ's individual attractions for the 6 months ended 31 December 2007.

VRL believes that the release of this information will assist those SAQ shareholders who have not yet accepted VRL's Offer in making their decision on the offer.

The $6.50 per share offer price is VRL's last and final price under the offer and VRL can not, by law, provide further increases in the consideration under the offer.

END

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229